SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                               GULF POWER COMPANY
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                 Warren E. Tate
                             Secretary and Treasurer
                               Gulf Power Company
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

                   (Names and addresses of agents for service)

  The Commission is requested to mail signed copies of all orders, notices and communications to the above agents for service and to:

     W. L. Westbrook                           John D. McLanahan, Esq.
 Financial Vice President                       Troutman Sanders LLP
   The Southern Company                      600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                           Suite 5200
  Atlanta, Georgia 30303                     Atlanta, Georgia 30308-2216



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                              INFORMATION REQUIRED

Item 1.        Description of Proposed Transactions.
               1.1 Gulf Power Company ("Gulf") is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Act of 1935, as amended (the "Act").
               Gulf proposes to incur, from time to time or at any time on or before December 31, 2003, obligations in connection with the issuance and sale by public instrumentalities of one or more series of pollution control revenue bonds in an aggregate principal amount of up to $200,000,000.
               Gulf further proposes to issue and sell, from time to time or at any time on or before December 31, 2003, one or more series of its first mortgage bonds and one or more series of its preferred stock in an aggregate amount of up to $400,000,000 in any combination of issuance.
               1.2 Each issue of the proposed pollution control revenue bonds will be issued for the financing or refinancing of the costs of certain air and water pollution control facilities and sewage and solid waste disposal facilities at one or more of Gulf's electric generating plants or other facilities located in various counties. It is proposed that each such county or the otherwise appropriate public body or instrumentality (the "County") will issue its revenue bonds (the "Revenue Bonds") to finance or refinance the costs of the acquisition, construction, installation and equipping of said facilities at the plant or other facility located in its jurisdiction (the "Project"). Each County is authorized by relevant state law to issue its Revenue Bonds for such purposes.

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               While the actual amount of Revenue Bonds to be issued by each
County has not yet been determined, such amount will be based upon the cost of refunding outstanding bonds or the cost of the Project located in its jurisdiction.
               Gulf proposes to enter into a Loan or Installment Sale Agreement with the County, substantially in the form of Exhibit B-1 hereto, relating to each issue of the Revenue Bonds (the "Agreement"). Under the Agreement, the County will loan to Gulf the proceeds of the sale of the County's Revenue Bonds, and Gulf may issue a non-negotiable promissory note therefor (the "Note"), or the County will undertake to purchase and sell the related Project to Gulf. The installment sale structure may be used because it is required by applicable state law or to the extent it affords transactional advantages to Gulf. Such proceeds will be deposited with a Trustee (the "Trustee") under an indenture to be entered into between the County and such Trustee (the "Trust Indenture"), pursuant to which such Revenue Bonds are to be issued and secured, and will be applied by Gulf to payment of the Cost of Construction (as defined in the Agreement) of the Project or to refund outstanding pollution control revenue obligations.
               The Note or the Agreement will provide for payments to be made by Gulf at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest on the related Revenue Bonds whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.
               The Agreement will provide for the assignment to the Trustee of the County's interest in, and of the moneys receivable by the County under, the Agreement and the Note.

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               The Agreement will also obligate Gulf to pay the fees and charges of the Trustee and may provide that Gulf may at any time, so long as it is not in default thereunder, prepay the amount due under the Agreement or the Note, including interest thereon, in whole or in part, such payment to be sufficient to redeem or purchase outstanding Revenue Bonds in the manner and to the extent provided in the Trust Indenture.
               The Trust Indenture will provide that the Revenue Bonds issued thereunder will be redeemable (i) at any time on or after a specified date from the date of issuance, in whole or in part, at the option of Gulf, and may require the payment of a premium at a specified percentage of the principal amount which may decline annually thereafter, and (ii) in whole, at the option of Gulf, in certain other cases of undue burdens or excessive liabilities imposed with respect to the related Project, its destruction or damage beyond practicable or desirable repairability or condemnation or taking by eminent domain, or if operation of the related facility is enjoined and Gulf determines to discontinue operation thereof, such redemption of all such outstanding
Revenue Bonds to be at the principal amount thereof plus accrued interest, but without premium. It is proposed that the Revenue Bonds will mature not more than 40 years from the first day of the month in which they are initially issued and may, if it is deemed advisable for purposes of the marketability of the Revenue Bonds, be entitled to the benefit of a mandatory redemption sinking fund calculated to retire a portion of the aggregate principal amount of the Revenue Bonds prior to maturity.
               The Trust Indenture and the Agreement may give the holders of the Revenue Bonds the right, during such time as the Revenue Bonds bear interest at a fluctuating rate or otherwise, to require Gulf to purchase the Revenue Bonds from time to time, and arrangements may be made for the remarketing of any such

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Revenue Bonds through a remarketing agent. Gulf also may be required to purchase the Revenue Bonds, or the Revenue Bonds may be subject to mandatory redemption, at any time if the interest thereon is determined to be subject to federal income tax. Also in the event of taxability, interest on the Revenue Bonds may be effectively converted to a higher variable or fixed rate, and Gulf also may be required to indemnify the bondholders against any other additions to interest, penalties, and additions to tax; such terms are not considered to constitute the issuance of a separate security under Sections 6(a) and 7 of the Act, but rather possible additional terms of the Revenue Bonds and Gulf's obligations with respect thereto.
               In order to obtain the benefit of ratings for the Revenue Bonds equivalent to the rating of Gulf's first mortgage bonds outstanding under the indenture dated as of September 1, 1941 between Gulf and The Chase Manhattan Bank, as trustee, as supplemented and amended (the "Mortgage"), which ratings Gulf has been advised may be thus attained, Gulf may determine to secure its obligations under the Note and the related Agreement by delivering to the Trustee, to be held as collateral, a series of its first mortgage bonds (the "Collateral Bonds") in principal amount either (i) equal to the principal amount of the Revenue Bonds or (ii) equal to the sum of such principal amount of the Revenue Bonds plus interest payments thereon for a specified period. Such series of Collateral Bonds will be issued under an indenture supplemental to the Mortgage (the "Supplemental Indenture"), will mature on the maturity date of such Revenue Bonds and will be non-transferable by the Trustee. The Collateral Bonds, in the case of clause (i) above, would bear interest at a rate or rates

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equal to the interest rate or rates to be borne by the related Revenue Bonds and, in the case of clause (ii) above, would be non-interest bearing.
               The Supplemental Indenture will provide, however, that the obligation of Gulf to make payments with respect to the Collateral Bonds will be satisfied to the extent that payments are made under the Note or the Agreement sufficient to meet payments when due in respect of the related Revenue Bonds. The Supplemental Indenture will provide that, upon acceleration by the Trustee of the principal amount of all related outstanding Revenue Bonds under the Trust Indenture, the Trustee may demand the mandatory redemption of the related Collateral Bonds then held by it as collateral at a redemption price equal to the principal amount thereof plus accrued interest, if any, to the date fixed for redemption. The Supplemental Indenture may also provide that, upon the optional redemption of the Revenue Bonds, in whole or in part, a related principal amount of the Collateral Bonds will be redeemed at the redemption price of the Revenue Bonds.
               In the case of interest bearing Collateral Bonds, because interest accrues in respect of such Collateral Bonds until satisfied by payments under the Note or the Agreement, "annual interest charges" in respect of such Collateral Bonds will be included in computing the "interest earnings requirement" of the Mortgage which restricts the amount of first mortgage bonds which may be issued and sold to the public in relation to Gulf's net earnings. In the case of non-interest bearing Collateral Bonds, since no interest would accrue in respect of such Collateral Bonds, the "interest earnings requirement" would be unaffected.
               The Trust Indenture will provide that, upon deposit with the Trustee of funds sufficient to pay or redeem all or any part of the related

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Revenue Bonds, or upon direction to the Trustee by Gulf to so apply funds available therefor, or upon delivery of such outstanding Revenue Bonds to the Trustee by or for the account of Gulf, the Trustee will be obligated to deliver to Gulf the Collateral Bonds then held as collateral in an aggregate principal amount as they relate to the aggregate principal amount of such Revenue Bonds for the payment or redemption of which such funds have been deposited or applied or which shall have been so delivered.
               As an alternative to or in conjunction with Gulf's securing its obligations through the issuance of the Collateral Bonds as above described, Gulf may cause an irrevocable Letter of Credit or other credit facility (the "Letter of Credit") of a bank or other financial institution (the "Bank") to be delivered to the Trustee. The Letter of Credit would be an irrevocable obligation of the Bank to pay to the Trustee, upon request, up to an amount necessary in order to pay principal of and accrued interest on the Revenue Bonds when due. Pursuant to a separate agreement with the Bank, Gulf would agree to pay to the Bank, on demand or pursuant to a borrowing under such agreement, all amounts that are drawn under the Letter of Credit, as well as certain fees and expenses. Such delivery of the Letter of Credit to the Trustee would obtain for the Revenue Bonds the benefit of a rating equivalent to the credit rating of the Bank. In the event that the Letter of Credit is delivered to the Trustee as an alternative to the issuance of the Collateral Bonds, Gulf may also convey to the County a subordinated security interest in the Project or other property of Gulf as further security for Gulf's obligations under the Agreement and the Note. Such subordinated security interest would be assigned by the County to the Trustee.
               As a further alternative to, or in conjunction with, securing its obligations under the Agreement and Note as above described, and in order to

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obtain a "AAA" rating for the Revenue Bonds by one or more nationally recognized securities rating services, Gulf may cause an insurance company to issue a policy of insurance guaranteeing the payment when due of the principal of and interest on such series of the Revenue Bonds. Such insurance policy would extend for the term of the related Revenue Bonds and would be non-cancelable by the insurance company for any reason. Gulf's payment of the premium with respect to said insurance policy could be in various forms, including a non-refundable, one-time insurance premium paid at the time the policies are issued, and/or an additional interest percentage to be paid to said insurer in correlation with regular interest payments. In addition, Gulf may be obligated to make payments of certain specified amounts into separate escrow funds and to increase the amounts on deposit in such funds under certain circumstances. The amount in each escrow fund would be payable to the insurance company as indemnity for any amounts paid pursuant to the related insurance policy in respect of principal of or interest on the related Revenue Bonds. In the event that an insurance policy is issued as an alternative to the issuance of the Collateral Bonds, Gulf may also convey to the County a subordinated security interest in the Project or other property of Gulf as further security for Gulf's obligations under the Agreement and the Note. Such subordinated security interest would be assigned by the County to the Trustee.
               If, due to insufficiency of coverages or for other reasons, Gulf is unable or determines not to issue the Collateral Bonds or to deliver the Letter of Credit to the Trustee as above described or to cause an insurance policy to be issued, the Revenue Bonds would be issued without the benefit of such security. In that event Gulf may convey to the County a subordinated security interest in the Project or other property of Gulf as security for its obligations under the Agreement and the Note. Such subordinated security

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interest would be assigned by the County to the Trustee. Gulf also may guarantee the payment of the principal of, premium, if any, and interest on the Revenue Bonds.
               It is contemplated that the Revenue Bonds will be sold by the County pursuant to arrangements with one or more purchasers, placement agents or underwriters. In accordance with applicable state laws, the interest rate to be borne by the Revenue Bonds will be approved by the County and will be either a fixed rate, which fixed rate may be convertible to a rate which will fluctuate in accordance with a specified prime or base rate or rates or may be determined pursuant to certain remarketing or auction procedures, or a fluctuating rate, which fluctuating rate may be convertible to a fixed rate. While Gulf may not be party to the purchase, placement or underwriting arrangements for the Revenue Bonds, such arrangements will provide that the terms of the Revenue Bonds and their sale by the County shall be satisfactory to Gulf. Bond Counsel will issue an opinion that, based upon existing law, interest on the Revenue Bonds will generally be excludable from gross income for federal income tax purposes. Gulf has been advised that the interest rates on obligations, the interest on which is tax exempt, recently have been and can be expected at the time of issue of the Revenue Bonds to be approximately one to three percentage points lower than the rates on obligations of like tenor and comparable quality, interest on which is fully subject to federal income taxation.
               Gulf also proposes that it may enter into arrangements providing for the delayed or future delivery of Revenue Bonds to one or more purchasers or underwriters. The obligations of the purchasers or underwriters to purchase

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Revenue Bonds under any such arrangements may be secured by U.S. Treasury securities, letters of credit or other collateral.
               The effective cost to Gulf of any series of the Revenue Bonds will not exceed the yield on U.S. Treasury securities having a maturity comparable to that of such series of Revenue Bonds. Such effective cost will reflect the applicable interest rate or rates and any underwriters' discount or commission.
               The premium (if any) payable upon the redemption of any Revenue Bonds at the option of Gulf will not exceed the greater of (i) 5% of the principal amount of the Revenue Bonds so to be redeemed, or (ii) a percentage of such principal amount equal to the rate of interest per annum borne by such Revenue Bonds.
               The purchase price payable by or on behalf of Gulf in respect of Revenue Bonds tendered for purchase at the option of the holders thereof will not exceed 100% of the principal amount thereof, plus accrued interest to the purchase date.
               Any Letter of Credit issued as security for the payment of Revenue Bonds will be issued pursuant to a Reimbursement Agreement between Gulf and the financial institution issuing such Letter of Credit. Pursuant to the Reimbursement Agreement, Gulf will agree to pay or cause to be paid to the financial institution, on each date that any amount is drawn under such institution's Letter of Credit, an amount equal to the amount of such drawing, whether by cash or by means of a borrowing from such institution pursuant to the Reimbursement Agreement. Any such borrowing may have a term of up to 10 years and will bear interest at the lending institution's prevailing rate offered to corporate borrowers of similar quality which will not exceed (i) the London Interbank Offered Rate plus up to 2%, (ii) the lending institution's certificate

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of deposit rate plus up to 1-3/4%, or (iii) a rate not to exceed the prime rate plus 1%, to be established by agreement with the lending institution prior to the borrowing.
               1.3 If any part of said $400,000,000 is used to issue Gulf's first mortgage bonds (the "new Bonds"), it is proposed that each series of new Bonds will have a term of not more than 40 years and will be sold for the best price obtainable but for a price to Gulf of not less than 98% nor more than 101-3/4% of the principal amount thereof, plus accrued interest (if any).
               The new Bonds will be issued under the Mortgage as heretofore supplemented by various indentures supplemental thereto, and as to be further supplemented by a Supplemental Indenture providing for each series of the new Bonds to be issued.
               Gulf may provide that none of the new Bonds of any series will be redeemed for a five-year or other period commencing on or about the first day of the month of issuance at a regular redemption price if such redemption is for the purpose or in anticipation of refunding such new Bonds through the use, directly or indirectly, of funds borrowed by Gulf at an effective interest cost to Gulf (computed in accordance with generally accepted financial practice) of less than the effective interest cost to Gulf of the new Bonds of such series. Such limitation will not apply to redemptions at a special redemption price by operation of the improvement fund or the replacement provisions of the Mortgage or by the use of proceeds of released property.
               Gulf may covenant that it will not redeem the new Bonds of any series, in any year prior to the fifth or other specified year after the issuance of such series, through the operation of the improvement fund provisions of the Mortgage in a principal amount which would exceed 1% of the initial aggregate principal amount of such series.

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               Gulf also may covenant that it will not, in any calendar year, redeem the new Bonds of any series through the operation of the replacement provisions of the Mortgage in a principal amount which would exceed 1% of the initial aggregate principal amount of such series.
               In addition, Gulf may make provision for a mandatory cash sinking fund for the benefit of any series of the new Bonds. In connection therewith, Gulf may have the non-cumulative option in any year of making an optional sinking fund payment in an amount not exceeding such mandatory sinking fund payment.
               In order to enhance the marketability of the new Bonds, it may be desirable to cause an insurance company to issue a policy of insurance for the payment when due of the new Bonds of a particular series. It also may be desirable that the terms of the new Bonds, or any series thereof, provide for an adjustable interest rate thereon to be determined on a periodic basis, rather than a fixed interest rate. In such event, it is proposed that the rate of interest on such new Bonds for an initial period would be a fixed rate per annum. Periodically thereafter, the interest rate would be adjusted by periodic auction or remarketing procedures, or in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods.
               In connection with any such adjustable rate issue, it is proposed that such series of the new Bonds may not be redeemable at the option of Gulf during certain short-term interest periods. It is further proposed that the non-refunding limitation described above, as well as the restriction on redemptions through operation of the improvement fund provisions, may apply with respect to each long-term interest period commencing with the first day of the month in which any such interest period begins. To the extent the foregoing

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redemption provisions may constitute a deviation from the Commission's Statement of Policy Regarding First Mortgage Bonds, Gulf hereby requests approval of such deviation.
               Gulf desires the flexibility, in connection with the issuance of the new Bonds of any series, to deviate from the provisions of the Statement of Policy Regarding First Mortgage Bonds with respect to (i) redemption and refunding provisions by, for example, providing refunding limitations for periods of more than five years or prohibiting redemptions for specified periods of time (including as long as the life of any series of the new Bonds), and (ii) limitations on payment of common stock dividends by, for example, including a less restrictive provision or no such provision in the supplemental indenture relating to a particular series, all as determined in light of market conditions and other relevant considerations at the time of issuance.
               1.4 If any part of said $400,000,000 is used in connection with the issuance of Gulf's preferred stock, par or stated value of up to $100 per share (the "new Preferred Stock"), it is proposed that such securities will be sold for the best price obtainable (after giving effect to the purchasers' compensation) but for a price to Gulf (before giving effect to such purchasers' compensation) of not less than 100% of the par or stated value per share.
               The authorized number of shares of preferred stock of Gulf may be increased by amendment to the Articles of Incorporation of Gulf and the new Preferred Stock of each series will be created, and its terms established, by resolution of the board of directors of Gulf which when filed with the Secretary of State of the State of Maine will constitute an amendment to the charter of Gulf. Gulf may make provision for a cumulative sinking fund for the benefit of a particular series of the new Preferred Stock which would retire a certain number of shares of such series annually, commencing at a specified date after the

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sale. In connection therewith, Gulf may have the non-cumulative option of redeeming up to an additional like number of shares of such series annually.
               Gulf may provide that no share of a particular series of the new Preferred Stock will be redeemed for a five-year or other period commencing on or about the first day of the month of issuance, if such redemption is for the purpose or in anticipation of refunding such share directly or indirectly through the incurring of debt, or through the issuance of stock ranking equally with or prior to the new Preferred Stock as to dividends or assets, if such debt has an effective interest cost to Gulf (computed in accordance with generally accepted financial practice) or such stock has an effective dividend cost to Gulf (so computed) of less than the effective dividend cost to Gulf of the respective series of the new Preferred Stock.
               Gulf may determine that, in light of the current market conditions at the time any series of the new Preferred Stock is offered, it is in the best interest of Gulf and its investors and consumers that the terms of such new Preferred Stock provide for an adjustable dividend rate thereon to be determined on a periodic basis, rather than a fixed rate dividend. In such event, it is proposed that the rate of dividends on such new Preferred Stock for an initial period would be a fixed amount or rate per annum. Periodically thereafter, the rate would be adjusted by periodic auction or remarketing procedures, or in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods.
               In connection with any such adjustable rate issue, it is proposed that such series of the new Preferred Stock may be redeemable at the option of Gulf only on dividend payment dates. To the extent that such provision would constitute a deviation from the Commission's Statement of Policy Regarding Preferred Stock, Gulf hereby requests approval for such deviation.

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               Gulf also proposes that, in connection with any issuance of new
Preferred Stock, it may deviate from the provisions of the Statement of Policy Regarding Preferred Stock with respect to redemptions and refunding provisions by, for example, providing refunding limitations for periods of more than five years or prohibiting redemptions for specified periods of time, as to be determined in light of market conditions and other relevant considerations at the time of issuance.
               1.5 Gulf may determine to use the proceeds from the sale of the Revenue Bonds, the new Bonds and the new Preferred Stock to redeem or otherwise retire its outstanding first mortgage bonds, pollution control bonds and/or preferred stock if such use is considered advisable. Such outstanding first mortgage bonds, pollution control bonds and/or preferred stock retired or redeemed by Gulf may be purchased on the open market or by tender offer as authorized by HCAR No. 35-25751, dated February 26, 1993, or pursuant to subsequent authorization. To the extent that the redemption or other retirement of outstanding preferred stock using the proceeds from security sales as proposed herein may require authorization under Section 12(c) of the Act, Gulf hereby requests such authorization. Gulf also proposes that it may use the proceeds from the sale of the new Bonds and new Preferred Stock, along with other funds, to pay a portion of its cash requirements to carry on its electric utility business.
               Gulf will not use the proceeds from securities sales proposed herein to refund outstanding securities unless the estimated present value savings derived from the net difference between interest or dividend payments on any securities to be issued for refunding purposes and the specific securities to be refunded is, on an after-tax basis, greater than the present value of all redemption and issuing costs, assuming an appropriate discount rate. Such discount rate is based on the estimated after-tax interest or dividend rate on the securities issued for refunding purposes.

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               1.6 Pursuant to orders of the Commission, Gulf has authority to issue and sell $265,500,000 of first mortgage bonds and/or preferred stock (of which, $30,000,000 of first mortgage bonds and $35,000,000 of preferred stock have been sold) and $200,000,000 of pollution control revenue bonds (of which, the record was completed and a supplemental order has been issued relating to $83,153,000) as set forth in Commission File No. 70-8229 (HCAR No. 35-25894, dated September 27, 1993, HCAR No. 35-25945, dated December 15, 1993, HCAR No. 35-26132, dated September 26, 1994 and HCAR No. 35-26478, dated February 23,
1996). Gulf hereby requests that the authority described in the above-mentioned orders remain in effect until December 31, 1996 or until such time as the order with respect to the matters requested herein is issued.

Item 2.        Fees, Commissions and Expenses.
               The fees and expenses to be paid or incurred by Gulf, directly or indirectly, in connection with each issuance of Collateral Bonds (as distinguished from and excluding fees, commissions and expenses incurred or to be incurred in connection with the sale of Revenue Bonds by a County and in connection with the determination of the tax status of the Revenue Bonds) are as follows:


Fee of counsel for Gulf..............................     $  40,000
Fee of accountants, Arthur Andersen LLP..............        25,000
Fee of trustee, including counsel....................        25,000
Services of Southern Company
       Services, Inc.................................        25,000
Miscellaneous, including telephone charges and
       traveling expenses............................         5,000
TOTAL  ..............................................      $120,000

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               Fees and expenses incurred or to be incurred by Gulf in
connection with the issuance and sale of the new Bonds and the new Preferred Stock are as follows:

                                                                                                   New
                                                               New Bonds                     Preferred Stock
                                                                          Each                            Each
                                                         Initial       Additional       Initial        Additional
                                                          Sale            Sale           Sale             Sale
Florida Documentary Stamp Tax..................      $  893,000     $   --          $   --          $   --
Florida intangible personal property tax.......          40,000         --              --              --
Filing fees - Securities and Exchange Commission -
  Registration statement.......................          79,688         --              --              --
Charges of Trustee (including counsel).........          30,000          30,000         --              --
Charges of Transfer Agent and Registrar........          --             --               5,000           5,000
Cost of definitive bond and stock certificates.           5,000           5,000          5,000           5,000
Printing and preparation of registration
  statement, prospectus, etc...................          30,000          18,000         20,000          15,000
Rating fees --
  Moody's Investors Service, Inc...............          15,000          15,000         15,000          15,000
  Standard & Poor's Corporation................          21,000          12,000         12,000          12,000
Services of Southern Company Services, Inc.....          30,000          15,000         30,000          15,000
Fees of counsel --
Beggs & Lane...................................          10,000          10,000         10,000          10,000
Troutman Sanders LLP...........................          30,000          20,000         30,000          20,000
Fee of accountants, Arthur Andersen LLP........          28,000          22,000         28,000          22,000
Miscellaneous, including telephone
charges and traveling expenses.................           5,812           5,500          4,000           3,000
               Total...........................      $1,217,500        $152,500       $159,000        $122,000
                                                     ==========        ========       ========        ========


Item 3.        Applicable Statutory Provisions.
               Gulf considers that the issuance of the Notes and Collateral Bonds is subject to Sections 6(a), 7 and 12(c) of the Act and Rule 42 thereunder.
               Gulf further considers that the sale or granting of subordinated security interests in the Projects or other property of Gulf, as set forth under
Item 1.2 above, may be subject to Section 12(d) of the Act, and that the exception afforded by subparagraph (b)(3) of Rule 44 thereunder may be applicable.
               Gulf considers that any guarantee of payment of the Revenue Bonds may be subject to Sections 6(a) and 7 of the Act.
               Gulf considers that Sections 9(a) and 10 of the Act may be applicable to any purchase of Revenue Bonds by Gulf as described herein and to the extent that the transactions contemplated herein in connection with the Revenue Bonds involve an Installment Sale Agreement or Agreements pursuant to which the County undertakes to sell the related Project to Gulf.
               Gulf considers that the issuance and sale of new Bonds and new Preferred Stock are subject to the provisions of Sections 6(a) and 7 of the Act.

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               Gulf considers that the acquisition, retirement or redemption of new Bonds and new Preferred Stock in connection with any sinking fund provisions with respect thereto (including any optional redemptions included as part of such sinking fund provisions) may be subject to Section 12(c) of the Act and Rule 42 thereunder, except to the extent excepted from the requirements of Rule 42(a) by subsections (b)(2) and (b)(4) of such Rule.
               Gulf proposes that it may deviate from the Statements of Policy Regarding First Mortgage Bonds and Preferred Stock as described in Items 1.3 and
1.4 hereof.
               The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order or orders of the Commission in respect thereto.
               Rule 54 Analysis. The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
               Southern currently meets all of the conditions of Rule 53(a). At September 30, 1996, Southern's "aggregate investment," as defined in Rule

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53(a)(1), in EWGs and FUCOs was approximately $889.5 million, or about 25% of
Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 1996 ($3.523 billion). In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Accordingly, since the requirements of Rule 53(a) are currently met and none of the circumstances described in Rule 53(b) has occurred, the provisions of Rule 53(c) are currently inapplicable.

               Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. approval for certain financing transactions by Gulf) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

Item 4.        Regulatory Approval.
               Gulf's obligations with respect to the Collateral Bonds, the borrowings under the Agreements, the issuance of the Notes in respect thereof

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and the issuance and sale of the new Bonds and the new Preferred Stock will have been expressly authorized by the Florida Public Service Commission, which has jurisdiction over the issuance of stocks, bonds and certain evidence of indebtedness by public utility companies operating in Florida.

               The transactions by Gulf proposed herein are not subject to the jurisdiction of any federal commission other than the Commission.

Item 5.        Procedure.
               Gulf requests that the Commission's order herein be issued as soon as the rules allow and that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Gulf hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

Item 6.        Exhibits and Financial Statements.

               (a)    Exhibits.

                A-1(a) - Indenture  dated as of September  1, 1941,  between
                         Gulf and The Chase Manhattan Bank, as Trustee, and indentures supplemental thereto through February 1, 1996. (Designated in Registration Nos. 2-4833 as Exhibit B-3, 2-62319 as Exhibit 2(a)-3, 2-63765 as
                         Exhibit 2(a)-3,  2-66260 as Exhibit 2(a)-3,  33-2809 as
                         Exhibit 4(a)-2, 33-43739 as Exhibit 4(a)-2, in GULF's Form 10-K for the year ended December 31, 1991, File No. 0-2429, as Exhibit 4(b), in Form 8-K dated August 18, 1992, File No. 0-2429, as Exhibit 4(a)-3, in
                         Registration No. 33-50165 as Exhibit 4(a)-2, in Form 8-K dated July 12, 1993, File No. 0-2429, as Exhibit 4, in Certificate of Notification, File No. 70-8229, as Exhibit A, in Certificate of Notification, File No. 70-8229, as Exhibits E and F, in Form 8-K dated January 17, 1996, File No. 0-2429, as Exhibit 4 and in
                         Certificate of Notification, File No. 70-8229, as Exhibit A.)

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                A-1(b) - Draft of Supplemental Indenture with respect to the new Bonds, between Gulf and The Chase Manhattan Bank, as Trustee. (To be filed by amendment.)

                A-2(a) - Restated  Articles  of  Incorporation  of GULF and
                         amendments thereto through November 8, 1993. (Designated in Registration No. 33-43739 as Exhibit 4(b)-1, in Form 8-K dated January 15, 1992, File No. 0-2429, as Exhibit 1(b), in Form 8-K dated August 18, 1992, File No. 0-2429, as Exhibit 4(b)-2, in Form 8-K dated September 22, 1993, File No. 0-2429, as Exhibit 4 and in Form 8-K dated November 3, 1993, File No. 0-2429, as Exhibit 4.)

                A-2(b) - Draft of proposed  certificate of resolution of the
                         Board of Directors of Gulf establishing and designating the new Preferred Stock. (To be filed by amendment.)

                A-2(c) - By-laws of Gulf as amended effective July 26, 1996, and as presently in effect.

                B-1    - Form of Loan or Installment  Sale  Agreement  between
                         Gulf and the County relating to the Revenue Bonds. (To be filed by amendment.)

                B-2    - Form of Trust  Indenture  between  the County and the
                         Trustee relating to the Revenue Bonds. (To be filed by amendment.)

                C      - Registration statement filed under the Securities Act
                         of 1933 with respect to the new Bonds and new Preferred Stock. (Filed electronically September 3, 1993, File No. 33-50165.)

                 D-1   - Petition  of  Gulf  to the  Florida  Public  Service
                         Commission. (To be filed by amendment.)

                 D-2  -  Copy of order of Florida Public Service Commission.

                 E    -  None.

                 F    -  Opinion  of Beggs & Lane,  counsel  for Gulf.  (To be
                         filed by amendment.)

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                 G    -  Form of Notice.

               Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

               (b)    Financial Statements.

                      Balance sheet of Gulf at June 30, 1996. (Designated in Gulf's Form 10-Q for the quarter ended June 30, 1996, File No. 0-2429.)

                      Statements of income and cash flows of Gulf for the six months ended June 30, 1996. (Designated in Gulf's Form 10-Q for the quarter ended June 30, 1996, File No. 0-2429.)

               Since June 30, 1996, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Gulf from that set forth in or contemplated by the foregoing financial statements.

Item 7.        Information as to Environmental Effects.
               (a) The proposed transactions are strictly financial in nature in the ordinary course of Gulf's business. Accordingly, the Commission's action in these matters will not constitute any major federal action significantly affecting the quality of the human environment within the meaning of the National Environmental Policy Act.
               (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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                                    SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:         November 1, 1996           GULF POWER COMPANY



                                          By:   /s/Wayne Boston
                                                   Wayne Boston
                                                Assistant Secretary









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